EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hudson City Bancorp, Inc.:

We consent to the incorporation by reference in registration statements No. 333-73090, No. 333-95193, No. 333-78969 and No. 333-114536 on Form S-8 of Hudson City Bancorp, Inc. of our reports dated February 22, 2005, with respect to the consolidated statements of financial condition of Hudson City Bancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Hudson City Bancorp, Inc.

KPMG LLP

Short Hills, New Jersey
February 25, 2005